7-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02048577

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France

(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

A press release dated July 8, 2002 announcing the € 38 million contract in Spain won by Technigaz.

Technigaz Wins EUR 38 Million Contract in Spain

(Montigny-le-Bretonneux, France - July 8, 2002) — Technigaz, a wholly-owned subsidiary of Bouygues Offshore (NYSE: BWG - PARIS: BOS.PA), has been awarded an EPCI contract by ENAGAS which is Spain's only liquefied natural gas (LNG) importer so far, for an LNG tank in Escombreras, near Cartagena in Spain.

This contract will be performed by a Joint-Venture of Technigaz (70%) and Initec (30%).

The tank will expand the storage capacity of the LNG import terminal operated by ENAGAS in the Mediterranean port of Cartagena.

The contract, for a total amount of EUR 38 million (Bouygues Offshore share: EUR 26 million), covers engineering, procurement, construction and pre-commissioning of an LNG storage tank with a net capacity of 128,000 cubic meters.

The full-containment tank comprises an inner tank of 9% nickel steel with perlite insulation to maintain the LNG at a temperature of –163°C. The outer tank will be made of prestressed concrete.

Delivery is scheduled for the end of second-quarter 2005.

The award of this LNG contract, just six months after an initial contract with ENAGAS for an LNG tank at Huelva in Spain and ten months after the Damietta contract in Egypt, illustrates the renewed vitality of the LNG market and confirms Technigaz's leadership in turnkey LNG storage tank construction. Technigaz is confident in its future in Spain, a high-potential market for LNG.

From design engineering to start-up and maintenance, **Bouygues Offshore** provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company. Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: July 9, 2002

By:____________________
Name: Mireille Arvier
Title: Chief Financial Officer